American Cannabis Company
Attention: Terry Buffalo, Chief Executive Officer
5690 Logan St. Unit A. Denver, CO 80216

Dear Mr. Buffalo, 6/02/17

Please accept this letter as confirmation that I have received, reviewed and approve of the below disclosure.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective May 30, 2017, Corey Hollister resigned his position as Director of the Company and Co-Chairman of the Board of Directors. Mr. Hollister's resignation was not the result of any disagreement with the Company, known to an executive officer of the Company, as defined in 17 CFR 240.3b-7, on any matter relating to the Company's operations, policies or practices.

The Company provided Mr. Hollister with a copy of the disclosures under this item prior to the filing of this disclosure on Form 8-K, and requested that Mr. Hollister furnish a letter addressed to the company as promptly as possible stating whether he agreed with the statements contained in this disclosure. A copy of such letter, dated as of 6/2 2017 is filed as Exhibit 17.1 to this report.

Sincerely,

Corey J. Hollister